UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934*

(Amendment No. 2)

Centric Brands Inc.

(Name of Issuer)

Common Stock, $0.10 par value

(Title of Class of Securities)

15644G 104

(CUSIP Number)

John G. Finley The Blackstone Group Inc. 345 Park Avenue New York, NY 10154 (212) 583-5000	Marisa Beeney GSO Capital Partners LP 345 Park Avenue New York, NY 10154 (212) 503-2100

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 17, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 15644G 104

1	NAMES OF REPORTING PERSONS GSO Capital Opportunities Fund III LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 10,639,710
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 10,639,710
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,639,710
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.6%
14	TYPE OF REPORTING PERSON (See Instructions) PN

SCHEDULE 13D

CUSIP No. 15644G 104

1	NAMES OF REPORTING PERSONS GSO CSF III Holdco LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 9,447,303
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 9,447,303
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,447,303
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.7%
14	TYPE OF REPORTING PERSON (See Instructions) PN

SCHEDULE 13D

CUSIP No. 15644G 104

1	NAMES OF REPORTING PERSONS GSO Credit Alpha II Trading (Cayman) LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands, British West Indies

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 911,976
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 911,976
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 911,976
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.5%
14	TYPE OF REPORTING PERSON (See Instructions) PN

SCHEDULE 13D

CUSIP No. 15644G 104

1	NAMES OF REPORTING PERSONS GSO Harrington Credit Alpha Fund (Cayman) L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands, British West Indies

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 151,996
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 151,996
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 151,996
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.3%
14	TYPE OF REPORTING PERSON (See Instructions) PN

SCHEDULE 13D

CUSIP No. 15644G 104

1	NAMES OF REPORTING PERSONS GSO Aiguille des Grands Montets Fund II LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Ontario, Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 128,437
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 128,437
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 128,437
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.2%
14	TYPE OF REPORTING PERSON (See Instructions) PN

SCHEDULE 13D

CUSIP No. 15644G 104

1	NAMES OF REPORTING PERSONS GSO Capital Opportunities Associates III LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 10,639,710
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 10,639,710
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,639,710
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.6%
14	TYPE OF REPORTING PERSON (See Instructions) OO

SCHEDULE 13D

CUSIP No. 15644G 104

1	NAMES OF REPORTING PERSONS GSO Capital Solutions Associates III LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands, British West Indies

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 9,447,303
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 9,447,303
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,447,303
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.7%
14	TYPE OF REPORTING PERSON (See Instructions) PN

SCHEDULE 13D

CUSIP No. 15644G 104

1	NAMES OF REPORTING PERSONS GSO Capital Solutions Associates III (Delaware) LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 9,447,303
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 9,447,303
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,447,303
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.7%
14	TYPE OF REPORTING PERSON (See Instructions) OO

SCHEDULE 13D

CUSIP No. 15644G 104

1	NAMES OF REPORTING PERSONS GSO Credit Alpha Associates II LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands, British West Indies

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 911,976
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 911,976
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 911,976
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.5%
14	TYPE OF REPORTING PERSON (See Instructions) PN

SCHEDULE 13D

CUSIP No. 15644G 104

1	NAMES OF REPORTING PERSONS GSO Credit Alpha Associates II (Delaware) LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 911,976
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 911,976
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 911,976
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.5%
14	TYPE OF REPORTING PERSON (See Instructions) OO

SCHEDULE 13D

CUSIP No. 15644G 104

1	NAMES OF REPORTING PERSONS GSO Harrington Credit Alpha Associates L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 151,996
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 151,996
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 151,996
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.3%
14	TYPE OF REPORTING PERSON (See Instructions) OO

SCHEDULE 13D

CUSIP No. 15644G 104

1	NAMES OF REPORTING PERSONS GSO Holdings I L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 21,150,986
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 21,150,986
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,150,986
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 34.3%
14	TYPE OF REPORTING PERSON (See Instructions) OO

SCHEDULE 13D

CUSIP No. 15644G 104

1	NAMES OF REPORTING PERSONS GSO Capital Partners LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 128,437
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 128,437
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 128,437
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.2%
14	TYPE OF REPORTING PERSON (See Instructions) PN

SCHEDULE 13D

CUSIP No. 15644G 104

1	NAMES OF REPORTING PERSONS GSO Advisor Holdings L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 128,437
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 128,437
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 128,437
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.2%
14	TYPE OF REPORTING PERSON (See Instructions) OO

SCHEDULE 13D

CUSIP No. 15644G 104

1	NAMES OF REPORTING PERSONS BTO Legend Holdings (Cayman) - NQ L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 8,464,558
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 8,464,558
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,464,558
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.1%
14	TYPE OF REPORTING PERSON (See Instructions) PN

SCHEDULE 13D

CUSIP No. 15644G 104

1	NAMES OF REPORTING PERSONS BTO Holdings (Cayman) - NQ Manager L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 8,464,558
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 8,464,558
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,464,558
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.1%
14	TYPE OF REPORTING PERSON (See Instructions) OO

SCHEDULE 13D

CUSIP No. 15644G 104

1	NAMES OF REPORTING PERSONS Blackstone Tactical Opportunities Management Associates (Cayman) - NQ L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 8,464,558
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 8,464,558
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,464,558
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.1%
14	TYPE OF REPORTING PERSON (See Instructions) PN

SCHEDULE 13D

CUSIP No. 15644G 104

1	NAMES OF REPORTING PERSONS Blackstone Family Tactical Opportunities Investment Partnership III (Cayman) - NQ - ESC L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 64,263
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 64,263
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 64,263
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1%
14	TYPE OF REPORTING PERSON (See Instructions) PN

SCHEDULE 13D

CUSIP No. 15644G 104

1	NAMES OF REPORTING PERSONS BTO GP - NQ L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 8,528,821
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,528,821
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.2%
14	TYPE OF REPORTING PERSON (See Instructions) OO

SCHEDULE 13D

CUSIP No. 15644G 104

1	NAMES OF REPORTING PERSONS Blackstone Tactical Opportunities LR Associates (Cayman) – NQ Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 8,528,821
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,528,821
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.2%
14	TYPE OF REPORTING PERSON (See Instructions) OO

SCHEDULE 13D

CUSIP No. 15644G 104

1	NAMES OF REPORTING PERSONS Blackstone Holdings I L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 128,437
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 128,437
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 128,437
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.2%
14	TYPE OF REPORTING PERSON (See Instructions) PN

SCHEDULE 13D

CUSIP No. 15644G 104

1	NAMES OF REPORTING PERSONS Blackstone Holdings II L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 21,150,986
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 21,150,986
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,150,986
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 34.3%
14	TYPE OF REPORTING PERSON (See Instructions) PN

SCHEDULE 13D

CUSIP No. 15644G 104

1	NAMES OF REPORTING PERSONS Blackstone Holdings I/II GP L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 21,279,424
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 21,279,424
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,279,424
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 34.5%
14	TYPE OF REPORTING PERSON (See Instructions) OO

SCHEDULE 13D

CUSIP No. 15644G 104

1	NAMES OF REPORTING PERSONS Blackstone Holdings IV L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Quebec, Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 8,528,821
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 8,528,821
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,528,821
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.2%
14	TYPE OF REPORTING PERSON (See Instructions) PN

SCHEDULE 13D

CUSIP No. 15644G 104

1	NAMES OF REPORTING PERSONS Blackstone Holdings IV GP L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Quebec, Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 8,528,821
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 8,528,821
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,528,821
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.2%
14	TYPE OF REPORTING PERSON (See Instructions) PN

SCHEDULE 13D

CUSIP No. 15644G 104

1	NAMES OF REPORTING PERSONS Blackstone Holdings IV GP Management (Delaware) L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 8,528,821
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 8,528,821
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,528,821
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.2%
14	TYPE OF REPORTING PERSON (See Instructions) PN

SCHEDULE 13D

CUSIP No. 15644G 104

1	NAMES OF REPORTING PERSONS Blackstone Holdings IV GP Management L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 8,528,821
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 8,528,821
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,528,821
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.2%
14	TYPE OF REPORTING PERSON (See Instructions) OO

SCHEDULE 13D

CUSIP No. 15644G 104

1	NAMES OF REPORTING PERSONS The Blackstone Group Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 29,808,245
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 29,808,245
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 29,808,245
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 47.6%
14	TYPE OF REPORTING PERSON (See Instructions) CO

SCHEDULE 13D

CUSIP No. 15644G 104

1	NAMES OF REPORTING PERSONS Blackstone Group Management L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 29,808,245
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 29,808,245
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 29,808,245
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 47.6%
14	TYPE OF REPORTING PERSON (See Instructions) OO

SCHEDULE 13D

CUSIP No. 15644G 104

1	NAMES OF REPORTING PERSONS Stephen A. Schwarzman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 29,808,245
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 29,808,245
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 29,808,245
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 47.6%
14	TYPE OF REPORTING PERSON (See Instructions) IN

Explanatory Note

This Amendment No. 2 (“Amendment No. 2”) to Schedule 13D relates to the Common Stock, $0.10 par value (the “Common Stock”) of Centric Brands Inc., a Delaware corporation (the “Issuer”) and amends the initial statement on Schedule 13D filed on November 8, 2018, as amended by Amendment No. 1 filed on April 27, 2020 (as amended, the “Schedule 13D”). Capitalized terms used but not defined in this Amendment No. 2 shall have the same meanings ascribed to them in the Schedule 13D. Except as specifically provided herein, this Amendment No. 2 does not modify any of the information previously reported in the Schedule 13D.

Item 2. Identity and Background

Item 2 of the Schedule 13D is hereby amended and restated as follows:

(a) and (b) Each of the following is hereinafter individually referred to as a “Reporting Person” and collectively as the “Reporting Persons”. This statement is filed on behalf of:

(i) GSO Capital Opportunities Fund III LP, which is a Delaware limited partnership, GSO CSF III Holdco LP, which is a Delaware limited partnership, GSO Credit Alpha II Trading (Cayman) LP, which is a Cayman Islands limited partnership, GSO Harrington Credit Alpha Fund (Cayman) L.P., which is a Cayman Islands limited partnership and GSO Aiguille des Grands Montets Fund II LP, which is an Ontario, Canada limited partnership (collectively, the “GSO Funds”);

(ii) GSO Capital Opportunities Associates III LLC, which is a Delaware limited liability company, GSO Capital Solutions Associates III LP, which is a Cayman Islands limited partnership, GSO Capital Solutions Associates III (Delaware) LLC, which is a Delaware limited liability company, GSO Credit Alpha Associates II LP, which is a Cayman Islands limited partnership, GSO Credit Alpha Associates II (Delaware) LLC, which is a Delaware limited liability company, GSO Harrington Credit Alpha Associates L.L.C., which is a Delaware limited liability company, GSO Holdings I L.L.C., which is a Delaware limited liability company, and GSO Capital Partners LP, which is a Delaware limited partnership (collectively, with the GSO Funds, the “GSO Entities”);

(iii) BTO Legend Holdings (Cayman)—NQ L.P., which is a Québec société en commandite, and Blackstone Family Tactical Opportunities Investment Partnership III (Cayman)—NQ—ESC L.P., which is a Cayman Islands limited partnership (together, the “Blackstone Funds”);

(iv) BTO Holdings (Cayman)—NQ Manager L.L.C., which is a Delaware limited liability company, Blackstone Tactical Opportunities Management Associates (Cayman)—NQ L.P., which is a Cayman Islands limited partnership, BTO GP—NQ L.L.C., which is a Delaware limited liability company, and Blackstone Tactical Opportunities LR Associates (Cayman) – NQ Ltd., a Cayman Islands exempted company (collectively, the “Blackstone Entities”);

(v) GSO Advisor Holdings L.L.C., which is a Delaware limited liability company, Blackstone Holdings I L.P., which is a Delaware limited partnership, Blackstone Holdings II L.P., which is a Delaware limited partnership, Blackstone Holdings I/II GP L.L.C., which is a Delaware limited liability company, Blackstone Holdings IV L.P., which is a Québec société en commandite, Blackstone Holdings IV GP L.P., which is a Québec société en commandite, Blackstone Holdings IV GP Management (Delaware) L.P., which is a Delaware limited partnership, and Blackstone Holdings IV GP Management L.L.C., which is a Delaware limited liability company (collectively, the “Blackstone Holdings Entities”);

(vi) The Blackstone Group Inc., which is a Delaware corporation, and Blackstone Group Management L.L.C., which is a Delaware limited liability company (collectively, the “Blackstone Topco Entities” and collectively with the Blackstone Funds and the Blackstone Holdings Entities, the “Blackstone Persons”); and

(vii) Stephen A. Schwarzman, who is a United States citizen.

The principal business address of each of the Blackstone Persons and Mr. Schwarzman is c/o The Blackstone Group, 345 Park Avenue, New York, NY 10154. The principal business address of each of the GSO Entities is c/o GSO Capital Partners LP, 345 Park Avenue, New York, New York 10154.

Information regarding each director and executive officer of The Blackstone Group Inc. is set forth on Schedule I attached hereto.

(c) The principal business of the GSO Funds is investing in both public and private non-investment grade and non-rated securities, including leveraged loans, high yield bonds, distressed securities, second lien loans, mezzanine securities, equity securities, credit derivatives and other investments.

The principal business of GSO Capital Opportunities Associates III LLC is performing the functions of, and serving as, the general partner of GSO Capital Opportunities Fund III LP and its related investment vehicles. The principal business of GSO Capital Solutions Associates III LP is performing the functions of, and serving as, the general partner of GSO CSF III Holdco LP and its related investment vehicles. The principal business of GSO Capital Solutions Associates III (Delaware) LLC is performing the functions of, and serving as, a general partner of GSO Capital Solutions Associates III LP. The principal business of GSO Credit Alpha Associates II LP is performing the functions of, and serving as, the general partner of GSO Credit Alpha II Trading (Cayman) LP and its related investment vehicles. The principal business of GSO Credit Alpha Associates II (Delaware) LLC is performing the functions of, and serving as, a general partner of GSO Credit Alpha Associates II LP. The principal business of GSO Harrington Credit Alpha Associates L.L.C. is performing the functions of, and serving as, the general partner of GSO Harrington Credit Alpha Fund (Cayman) L.P. and its related investment vehicles. The principal business of GSO Capital Partners LP is serving as the investment manager or adviser of GSO Aiguille des Grands Montets Fund II LP and other affiliated entities. The principal business of GSO Holdings I L.L.C. is performing the functions of, and serving as, the managing member (or similar position) and member or equity holder in each of GSO Capital Opportunities Associates III LLC, GSO Capital Solutions Associates III (Delaware) LLC, GSO Credit Alpha Associates II (Delaware) LLC and GSO Harrington Credit Alpha Associates L.L.C. and other affiliated entities.

The principal business of the Blackstone Funds is investing in securities. The principal business of BTO Holdings (Cayman)—NQ Manager L.L.C. is performing the functions of, and serving as, the general partner of, BTO Legend Holdings (Cayman)—NQ L.P. The principal business of Blackstone Tactical Opportunities Management Associates (Cayman)—NQ L.P. is performing the functions of, and serving as, the managing member of, BTO Holdings (Cayman)—NQ Manager L.L.C. and as the managing member (or similar position) and member or equity holder in other affiliated Blackstone entities. The principal business of BTO GP—NQ L.L.C. is performing the functions of, and serving as, a general partner of, Blackstone Tactical Opportunities Management Associates (Cayman)—NQ L.P. and Blackstone Family Tactical Opportunities Investment Partnership III (Cayman)—NQ—ESC L.P. and as the managing member (or similar position) and member or equity holder in other affiliated Blackstone entities. The principal business of Blackstone Tactical Opportunities LR Associates (Cayman) – NQ Ltd. is performing the functions of, and serving as, a general partner of, Blackstone Tactical Opportunities Management Associates (Cayman)—NQ L.P. and as the general partner (or similar position) in other affiliated Blackstone entities. The principal business of Blackstone Holdings IV L.P. is performing the functions of, and serving as, the sole member of BTO GP—NQ L.L.C., the sole Class A shareholder of Blackstone Tactical Opportunities LR Associates (Cayman)—NQ Ltd. and as the managing member (or similar position) and member or equity holder in other affiliated Blackstone entities. The principal business of Blackstone Holdings IV GP L.P. is performing the functions of, and serving as, the general partner of Blackstone Holdings IV L.P. and other affiliated Blackstone entities. The principal business of Blackstone Holdings IV GP Management (Delaware) L.P. is performing the functions of, and serving as, the general partner of Blackstone Holdings IV GP L.P. The principal business of Blackstone Holdings IV GP Management L.L.C. is performing the functions of, and serving as, the general partner of Blackstone Holdings IV GP Management (Delaware) L.P. and other affiliated Blackstone entities.

The principal business of GSO Advisor Holdings L.L.C. is performing the functions of, and serving as, the special limited partner of GSO Capital Partners LP with the investment and voting power over the securities beneficially owned by GSO Capital Partners LP. The principal business of Blackstone Holdings I L.P. is performing the functions of, and serving as, a managing member (or similar position) of and member or equity holder in GSO Advisor Holdings L.L.C. and other affiliated Blackstone entities. The principal business of Blackstone Holdings II L.P. is performing the functions of, and serving as, a managing member (or similar position) of and member or equity holder in GSO Holdings I L.L.C. and other affiliated Blackstone entities. The principal business of Blackstone Holdings I/II GP L.L.C. is performing the functions of, and serving as, the general partner (or similar position) of Blackstone Holdings I L.P., Blackstone Holdings II L.P. and other affiliated Blackstone entities. The principal business of The Blackstone Group Inc. is performing the functions of, and serving as, the sole member of Blackstone Holdings IV GP Management L.L.C. and Blackstone Holdings I/II GP, L.L.C., and in a similar capacity for other affiliated Blackstone entities. The principal business of Blackstone Group Management L.L.C. is performing the functions of, and serving as, the holder of the Class C common stock of The Blackstone Group Inc. The principal occupation of Mr. Schwarzman is serving as an executive of The Blackstone Group Inc. and Blackstone Group Management L.L.C.

(d) During the last five years, none of the Reporting Persons or, to the best knowledge of the Reporting Persons, any of the other persons set forth on Schedule I attached hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons or, to the best knowledge of the Reporting Persons, any of the other persons set forth on Schedule I attached hereto, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) See Items 2(a)-(b) above for place of organization or citizenship of each of the Reporting Persons.

Item 4. Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

On May 18, 2020 (the “Petition Date”), the Issuer and certain of its subsidiaries (together with the Issuer, the “Debtors”) filed voluntary petitions (the “Chapter 11 Cases”) in the United States Bankruptcy Court for the Southern District of New York (the “Bankruptcy Court”) seeking relief under chapter 11 of title 11 of the United States Code (the “Bankruptcy Code”).

Restructuring Support Agreement

In connection with the Chapter 11 Cases, on May 17, 2020, certain of the Reporting Persons entered into a Restructuring Support Agreement (the “RSA”) with the Debtors and certain other creditors and equityholders of the Issuer, specifically: (i) such creditors consisting of at least 50.1% of the holders of claims under the Issuer’s first lien revolving loan facility that collectively hold at least 66.67% of the aggregate principal amount of such claims (collectively, the “Consenting First Lien Revolving Loan Lenders”), (ii) such creditors consisting of at least 50.1% of the holders of claims under the Issuer’s first lien term loan facility that collectively hold at least 66.67% of the aggregate principal amount of such claims (collectively, the “Consenting First Lien Term Loan Lenders” and, together with the Consenting First Lien Revolving Loan Lenders, the “Consenting First Lien Lenders”), (iii) such creditors consisting of at least 50.1% of the holders of claims under the Issuer’s second lien term loan facility that collectively hold at least 66.67% of the aggregate principal amount of such claims (collectively, the “Consenting Second Lien Lenders”), (iii) all of the lenders under new debtor in possession credit facilities that the Issuer intends to enter into subject to Bankruptcy Court approval (collectively, the “Consenting DIP Lenders,” and together with the Consenting First Lien Lenders and the Consenting Second Lien Lenders, the “Consenting Creditors”), and (iv) certain holders of Common Stock. The RSA contemplates the implementation of a financial restructuring of the Debtors through, among other things, a conversion of more than $700 million of the Debtors’ funded debt into equity (such transactions, collectively, the “Restructuring”). The Restructuring will be effectuated through a joint plan of reorganization (the “Plan”) under the Bankruptcy Code. The material terms of the Restructuring are set forth in the term sheet attached as Exhibit A to the RSA (collectively, with the exit facility term sheet, the DIP term sheets, the governance term sheet, and all other exhibits and agreement attached thereto, the “Term Sheet”).

The following is a summary of the recoveries that stakeholders of the Debtors will receive in connection with the Restructuring that are set forth in the Term Sheet:

DIP Term Loan Claims: Each holder of a claim with respect to the DIP Term Loan Credit Facility (as defined below) (the “DIP Term Loan Claims”) will receive indebtedness (the “New First Lien Term Loans”) under a new first lien term loan facility (the “New First Lien Term Loan Facility”), with a face amount equal to the face amount of such DIP Term Loan Claims.

DIP Revolving Loan Claims: Each holder of a claim with respect to the Issuer’s new debtor in possession revolving credit facility will receive either (i) the face amount of such claims of indebtedness under a new first lien asset based revolving loan facility or (ii) in the event such new first lien revolving loan facility is not entered into because the conditions to closing thereof have not been satisfied or waived, payment in full in cash.

PNC Securitized Debt Claims: Claims with respect to the Issuer’s trade receivables securitization facility with PNC Bank, National Association (“PNC”), PNC Capital Markets LLC and certain purchasers party thereto will be treated in a manner acceptable to PNC, the Issuer, and the Required Consenting Creditors.

First Lien Term Loan Claims: Each holder of a claim with respect to the Issuer’s first lien credit facility will receive (i) New First Lien Term Loans under the New First Lien Term Loan Facility equal to the amount of such claims and (ii) its pro rata share of 30% of the equity in the reorganized Issuer (such equity, the “New Centric Equity”), subject to dilution by a management incentive plan to be established by the governing board of the reorganized Issuer (the “Management Inventive Plan”).

Second Lien Credit Facility Claims: Claims with respect to the Issuer’s second lien credit facility will be divided into (i) secured claims (the “Second Lien Secured Claims”) and (ii) deficiency claims, which will be treated as general unsecured claims under the Plan. Each holder of a Second Lien Secured Claim, which currently consist of certain of the Reporting Persons, will receive on account of such claim, its pro rata share of 70% of the New Centric Equity, subject to dilution by the Management Incentive Plan, and as a result, it is anticipated that certain of the Reporting Persons will own 70% of the New Centric Equity, subject to dilution, upon consummation of the Restructuring.

Convertible/Subordinated Notes: Upon consummation of the Restructuring, the Convertible Notes (which are held by certain Reporting Persons) and the Issuer’s outstanding subordinated convertible promissory notes will be cancelled and the holders thereof will receive no recovery under the Plan.

General Unsecured Claims: The treatment of general unsecured claims will be determined by and in a manner reasonably acceptable to the Debtors and the Required Consenting Creditors.

Existing Equity Interests: Upon consummation of the Restructuring, all of the outstanding Common Stock will be cancelled, the holders thereof will receive no recovery under the Plan, the Issuer will deregister under the Exchange Act and the Common Stock will no longer be listed on the Nasdaq Capital Market.

The foregoing summary of the RSA, including the Term Sheet, does not purport to be complete and is subject to, and qualified in its entirety by, the RSA and Term Sheet, a copy of which is filed as Exhibit M to this Schedule 13D and which is incorporated by reference herein.

DIP Term Loan Credit Facility

In connection with the RSA, certain of the Reporting Persons, the Issuer and the other Debtors, subject to approval by the Bankruptcy Court, intend to enter into that certain Senior Secured Debtor-In-Possession Credit, Security and Guaranty Agreement (the “DIP Term Loan Credit Facility”), among the Issuer, as borrower, the other Debtors, as guarantors, the lenders from time to time party thereto and U.S. Bank National Association, as administrative agent and collateral agent. Pursuant to the terms of the DIP Term Loan Credit Facility, and subject to approval by the Bankruptcy Court, the Issuer will be permitted to borrow term loans of up to $160,000,000, the use of which will be subject to updated 13-week forecasts to be provided by the Issuer and approved by certain of the lenders under such facility. The initial advance under the DIP Term Loan Credit Facility of $120,000,000 shall be used, among other things, (i) for working capital and general corporate purposes, (ii) to pay fees and expenses in connection with the Chapter 11 Cases and (iii) to repay all amounts outstanding with respect to the 2020 term loans issued pursuant to the First Lien Amendment (as defined below).

Loans under the DIP Term Loan Credit Facility carry a margin equal to 7.00% plus the alternative base rate or 8.00% plus LIBOR, as applicable. The DIP Term Loan Credit Facility contains customary representations and warranties, affirmative and negative covenants, and events of default, and requires the Issuer to comply with certain milestones relating to the Chapter 11 Cases. The obligations under the DIP Term Loan Credit Facility are jointly and severally guaranteed by the Debtors, other than the Issuer, and all of the obligations under such facility are secured by substantially all of the assets of the Debtors (subject to certain exclusions).

The foregoing description of the DIP Term Loan Credit Facility does not purport to be complete and is qualified in its entirety by reference to the final, executed documents memorializing the DIP Term Loan Credit Facility, as approved by the Bankruptcy Court.

Amendments and Waivers to Credit Facilities

On May 11, 2020, the Issuer entered into Amendment No. 3 and Waiver (the “First Lien Amendment”) to its first lien credit agreement. Capitalized terms used and not otherwise defined in this subsection have the meanings ascribed to such terms in the First Lien Amendment.

Pursuant to the First Lien Amendment, among other things, the Issuer, the First Lien Agents, certain First Lien Lenders and certain Reporting Persons that became first lien lenders in connection with the First Lien Amendment, agreed to amend the First Lien Facility to establish a new tranche of term loans in an aggregate principal amount of $20,000,000 (the “New Term Loans”) bearing interest at the rate applicable to Revolving Loans thereunder, and having a stated maturity date of May 25, 2020. The New Term Loans may be used by the Issuer for working capital and general corporate purposes subject to the terms of the First Lien Facility.

On May 11, 2020, the Issuer entered into Amendment No. 3 and Waiver (the “Second Lien Amendment”) to its Second Lien Credit Agreement, dated as of October 29, 2018 (as amended), among the Issuer, each other loan party thereto, the lenders thereunder, which include certain Reporting Persons (collectively, the “Second Lien Lenders”) and U.S. Bank National Association, as the administrative agent and collateral agent, pursuant to which the Second Lien Lenders consented to the First Lien Amendment, including the incurrence of the New Term Loans.

The foregoing summaries of the First Lien Amendment and the Second Lien Amendment, do not purport to be complete and are subject to, and qualified in their entirety by, the First Lien Amendment and the Second Lien Amendment, copies of which are filed as Exhibit N and O, respectively, to this Schedule 13D and which are incorporated by reference herein.

The above description of the Restructuring and certain agreements entered into in connection therewith contains a summary of certain of the terms of the Restructuring and such agreements and additional terms of the Restructuring and the related agreements are described more fully in the Current Report on Form 8-K filed by the Issuer on May 18, 2020.

Except as described in this Amendment No. 2 to Schedule 13D, or as would occur upon completion of any of the matters discussed herein including the Restructuring, the Reporting Persons do not have any present plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

Item 5(a) and (b) of the Schedule 13D is hereby amended and restated as follows:

(a) and (b) Calculations of the percentage of Common Stock beneficially owned assumes that there are a total of 59,056,743 shares of Common Stock outstanding as of November 14, 2019 as set forth in the Issuer’s Quarterly Report on Form 10-Q filed on November 14, 2019.

The aggregate number and percentage of shares of Common Stock beneficially owned by each Reporting Person and, for each Reporting Person, the number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition are set forth on rows 7 through 11 and row 13 of the cover pages of this Schedule 13D and are incorporated herein by reference.

In the aggregate, the Reporting Persons hold 26,219,501 shares of Common Stock and $28,709,959 principal amount of Convertible Notes, which includes $3,709,959 PIK Principal (as defined below), which Convertible Notes are convertible into an aggregate of 3,588,744 shares of Common Stock as of the date hereof. Pursuant to the terms of the Convertible Notes, to the extent that the Issuer is unable to pay cash interest on the Convertible Notes on each interest payment date because of restrictions in the Issuer’s credit agreements or other debt agreements of the Issuer, an amount equal to the unpaid interest then due will be added to the principal amount of the Convertible Notes (such additional amount, the “PIK Principal”). The Issuer may, at any time and at its sole option, elect to prepay the entirety of aggregate then-outstanding PIK Principal, plus any accrued and unpaid interest on such PIK Principal, at any time (an “Optional PIK Prepayment”). Optional PIK Prepayments may be paid in cash.

As of the date hereof, (i) GSO Capital Opportunities Fund III LP holds 9,358,749 shares of Common Stock and $10,247,692 principal amount of Convertible Notes, which includes $1,324,228 PIK Principal (convertible into an aggregate of 1,280,961 shares of Common Stock), (ii) GSO CSF III Holdco LP holds 8,309,901 shares of Common Stock and $9,099,220 principal amount of Convertible Notes, which includes $1,175,820 PIK Principal (convertible into an aggregate of 1,137,402 shares of Common Stock), (iii) GSO Credit Alpha II Trading (Cayman) LP holds 802,179 shares of Common Stock and $878,378 principal amount of Convertible Notes, which includes $113,506 PIK Principal (convertible into an aggregate of 109,797 shares of Common Stock), (iv) GSO Harrington Credit Alpha Fund (Cayman) L.P. holds 133,697 shares of Common Stock and $146,398 principal amount of Convertible Notes, which includes $18,918 PIK Principal (convertible into an aggregate of 18,299 shares of Common Stock), (v) GSO Aiguille des Grands Montets Fund II LP holds 112,974 shares of Common Stock and $123,705 principal amount of Convertible Notes, which includes $15,985 PIK Principal (convertible into an aggregate 15,463 shares of Common Stock), (vi) BTO Legend Holdings (Cayman)—NQ L.P. holds 7,445,474 shares of Common Stock and $8,152,673 principal amount of Convertible Notes, which includes $1,053,505 PIK Principal (convertible into an aggregate of 1,019,084 shares of Common Stock), and (vii) Blackstone Family Tactical Opportunities Investment Partnership III (Cayman)—NQ—ESC L.P. holds 56,527 shares of Common Stock and $61,894 principal amount of Convertible Notes, which includes $7,998 PIK Principal (convertible into an aggregate of 7,736 shares of Common Stock).

GSO Capital Opportunities Associates III LLC is the general partner of GSO Capital Opportunities Fund III LP. GSO Capital Solutions Associates III LP is the general partner of GSO CSF III Holdco LP. GSO Capital Solutions Associates III (Delaware) LLC is a general partner of GSO Capital Solutions Associates III LP. GSO Credit Alpha Associates II LP is the general partner of GSO Credit Alpha II Trading (Cayman) LP. GSO Credit Alpha Associates II (Delaware) LLC is a general partner of GSO Credit Alpha Associates II LP. GSO Harrington Credit Alpha Associates L.L.C. is the general partner of GSO Harrington Credit Alpha Fund (Cayman) L.P. GSO Capital Partners LP is the investment manager of GSO Aiguille des Grands Montets Fund II LP. GSO Holdings I L.L.C. is the sole or managing member in each of GSO Capital Opportunities Associates III LLC, GSO Capital Solutions Associates III (Delaware) LLC, GSO Credit Alpha Associates II (Delaware) LLC and GSO Harrington Credit Alpha Associates L.L.C.

BTO Holdings (Cayman)—NQ Manager L.L.C. is the general partner of BTO Legend Holdings (Cayman)—NQ L.P. Blackstone Tactical Opportunities Management Associates (Cayman)—NQ L.P. is the managing member of BTO Holdings (Cayman)—NQ Manager L.L.C. BTO GP – NQ L.L.C. and Blackstone Tactical Opportunities LR Associates (Cayman)—NQ Ltd. are the general partners of Blackstone Tactical Opportunities Management Associates (Cayman)—NQ L.P., with BTO GP – NQ L.L.C. controlling Blackstone Tactical Opportunities Management Associates (Cayman)—NQ L.P. with respect to all matters other than voting of securities of underlying portfolio companies, which power is held by the Class B shareholders of Blackstone Tactical Opportunities LR Associates (Cayman)—NQ Ltd., who are certain senior personnel of Blackstone. BTO GP—NQ L.L.C. is the general partner of Blackstone Family Tactical Opportunities Investment Partnership III (Cayman)—NQ—ESC L.P. Blackstone Holdings IV L.P. is the sole member of BTO GP—NQ L.L.C. and the sole Class A shareholder of Blackstone Tactical Opportunities LR Associates (Cayman)—NQ Ltd. Blackstone Holdings IV GP L.P. is the

general partner of Blackstone Holdings IV L.P. Blackstone Holdings IV GP Management (Delaware) L.P. is the general partner of Blackstone Holdings IV GP L.P. Blackstone Holdings IV GP Management L.L.C. is the general partner of Blackstone Holdings IV GP Management (Delaware) L.P. GSO Advisor Holdings L.L.C. is the special limited partner of GSO Capital Partners LP with the investment and voting power over the securities beneficially owned by GSO Capital Partners LP. Blackstone Holdings I L.P. is sole member of GSO Advisor Holdings L.L.C. Blackstone Holdings II L.P. is the managing member of GSO Holdings I L.L.C. with respect to securities beneficially owned by the GSO Funds. Blackstone Holdings I/II GP L.L.C. is the general partner of Blackstone Holdings I L.P. and Blackstone Holdings II L.P.

The Blackstone Group Inc. is the sole member of Blackstone Holdings IV GP Management L.L.C. and Blackstone Holdings I/II GP, L.L.C. Blackstone Group Management L.L.C. is the holder of the Class C common stock of The Blackstone Group Inc. Blackstone Group Management L.L.C. is wholly-owned by Blackstone’s senior managing directors and controlled by its founder, Stephen A. Schwarzman.

Each such Reporting Person may be deemed to beneficially own the Common Stock beneficially owned by the Blackstone Funds and/or the GSO Funds directly or indirectly controlled by it or him, but neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that any Reporting Person (other than the Blackstone Funds and GSO Funds to the extent they directly hold Issuer securities reported herein) is the beneficial owner of the Common Stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or for any other purpose, and each of the Reporting Persons expressly disclaims beneficial ownership of such Common Stock.

The GSO Funds and Blackstone Funds have entered into a Stockholders Agreement with TCP Denim, LLC, Tengram Capital Partners Fund II, L.P., Tengram Capital Partners Gen2 Fund, L.P., Tengram Capital Associates, LLC and RG II Blocker, LLC (collectively, the “Tengram Funds”), as described in Item 6 of the Schedule 13D, pursuant to which, among other things, the Reporting Persons and the Tengram Funds have agreed to vote their shares of the Issuer’s Common Stock for two directors nominated by the Reporting Persons and two directors designated by the Tengram Funds, subject to reduction in the event that the Reporting Persons or the Tengram Funds reduce their ownership of the Issuer’s Common Stock, and for the Chief Executive Officer and for independent directors mutually acceptable to the Reporting Persons and the Tengram Funds.

Beneficial ownership amounts reported in this Schedule 13D exclude shares of Common Stock subject to the Stockholder Agreement held by the Tengram Funds. Given the terms of the Stockholder Agreement, as of the date hereof, each of the GSO Funds, the Blackstone Funds and the Tengram Funds and certain of their respective affiliates may be deemed to be a member of a “group” under Rule 13d-5 under the Exchange Act. Based on stock ownership information for the Tengram Funds as set forth in the Issuer’s Definitive Proxy Statement filed with the Securities and Exchange Commission on November 7, 2019, reporting beneficial ownership by the Tengram Funds of 12,821,093 shares of Common Stock, such “group” may be deemed to beneficially own, in the aggregate 42,629,339 shares of Common Stock, or 67.5% of the outstanding shares of Common Stock, calculated assuming conversion of the Convertible Notes and the warrants held by the Tengram Funds.

The Tengram Funds have filed a separate Schedule 13D pursuant to Rule 13d-1(k)(2) under the Act containing the required information. The Reporting Persons assume no responsibility for the information contained in such Schedule 13D filed by the Tengram Funds.

(c) None of the Reporting Persons has effected any transaction in the past 60 days in shares of Common Stock.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended and supplemented as follows:

The information contained in Item 4 is incorporated by reference herein, as applicable.

Item 7. Material to Be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended and supplemented as follows:

Exhibit L	Joint Filing Agreement by and among the Reporting Persons (filed herewith).

Exhibit M	Restructuring Support Agreement, dated as of May 17, 2020, by and among the Consenting First Lien Lenders, the Consenting Second Lien Lenders, the Consenting DIP Lenders, certain equityholders, and the Debtors (incorporated herein by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K, filed on May 18, 2020).

Exhibit N	Amendment No. 3 and Waiver to Credit Agreement, dated as of May 11, 2020, by and among Centric Brands Inc., each other loan party thereto, the lenders from time to time party thereto, Ares Capital Corporation, as the administrative agent, ACF Finco I LP, as the revolving agent and the collateral agent, and HPS Investment Partners, LLC, as the documentation agent (incorporated herein by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K, filed on May 18, 2020).

Exhibit O	Amendment No. 3 and Waiver to Credit Agreement, dated as of May 11, 2020, by and among Centric Brands Inc., each other loan party thereto, the lenders from time to time party thereto and U.S. Bank National Association, as the administrative agent and collateral agent (incorporated herein by reference to Exhibit 10.3 to the Issuer’s Current Report on Form 8-K, filed on May 18, 2020).

SIGNATURES

After reasonable inquiry and to the best of its or his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 19, 2020

GSO CAPITAL OPPORTUNITIES FUND III LP
By:	GSO Capital Opportunities Associates III

LLC, its general partner

By:	/s/ Marisa Beeney
Name:	Marisa Beeney
Title:	Authorized Signatory

GSO CSF III HOLDCO LP
By:	GSO Capital Solutions Associates III LP,

its general partner

By:	GSO Capital Solutions Associates III

(Delaware) LLC, its general partner

By:	/s/ Marisa Beeney
Name:	Marisa Beeney
Title:	Authorized Signatory

GSO CREDIT ALPHA II TRADING (CAYMAN) LP
By:	GSO Credit Alpha Associates II LP, its

general partner

By:	GSO Credit Alpha Associates II

(Delaware) LLC, its general partner

By:	/s/ Marisa Beeney
Name:	Marisa Beeney
Title:	Authorized Signatory

GSO HARRINGTON CREDIT ALPHA FUND (CAYMAN) L.P.

By:	GSO Harrington Credit Alpha Associates

L.L.C., its general partner

By:	/s/ Marisa Beeney
Name:	Marisa Beeney
Title:	Authorized Signatory

GSO AIGUILLE DES GRANDS MONTETS FUND II LP
By:	GSO Capital Partners LP, its investment manager

By:	/s/ Marisa Beeney
Name:	Marisa Beeney
Title:	Authorized Signatory

GSO CAPITAL OPPORTUNITIES ASSOCIATES III LLC

By:	/s/ Marisa Beeney
Name:	Marisa Beeney
Title:	Authorized Signatory

GSO CAPITAL SOLUTIONS ASSOCIATES III LP
By:	GSO Capital Solutions Associates III
(Delaware) LLC, its general partner

By:	/s/ Marisa Beeney
Name:	Marisa Beeney
Title:	Authorized Signatory

GSO CAPITAL SOLUTIONS ASSOCIATES III (DELAWARE) LLC

By:	/s/ Marisa Beeney
Name:	Marisa Beeney
Title:	Authorized Signatory

GSO CREDIT ALPHA ASSOCIATES II LP
By:	GSO Credit Alpha Associates II
(Delaware) LLC, its general partner

By:	/s/ Marisa Beeney
Name:	Marisa Beeney
Title:	Authorized Signatory

GSO CREDIT ALPHA ASSOCIATES II (DELAWARE) LLC

By:	/s/ Marisa Beeney
Name:	Marisa Beeney
Title:	Authorized Signatory

GSO HARRINGTON CREDIT ALPHA ASSOCIATES L.L.C.

By:	/s/ Marisa Beeney
Name:	Marisa Beeney
Title:	Authorized Signatory

GSO HOLDINGS I L.L.C.

By:	/s/ John G. Finley
Name:	John G. Finley
Title:	Chief Legal Officer

GSO CAPITAL PARTNERS LP

By:	/s/ Marisa Beeney
Name:	Marisa Beeney
Title:	Authorized Signatory

GSO ADVISOR HOLDINGS L.L.C.
By:	Blackstone Holdings I L.P., its sole member
By:	Blackstone Holdings I/II GP L.L.C., its general partner

By:	/s/ John G. Finley
Name:	John G. Finley
Title:	Chief Legal Officer

BTO LEGEND HOLDINGS (CAYMAN)—NQ L.P.
By:	BTO Holdings (Cayman)—NQ Manager L.L.C., its general partner
By:	Blackstone Tactical Opportunities Management Associates (Cayman)—NQ L.P., its managing member
By:	BTO GP—NQ L.L.C., a general partner

By:	/s/ Christopher J. James
Name:	Christopher James
Title:	Authorized Person

BTO HOLDINGS (CAYMAN)—NQ MANAGER L.L.C.
By: Blackstone Tactical Opportunities Management Associates (Cayman)—NQ L.P., its managing member
By: BTO GP—NQ L.L.C., a general partner

By:	/s/ Christopher J. James
Name:	Christopher J. James
Title:	Authorized Person

BLACKSTONE TACTICAL OPPORTUNITIES MANAGEMENT ASSOCIATES (CAYMAN)—NQ L.P.
By: BTO GP—NQ L.L.C., a general partner

By:	/s/ Christopher J. James
Name:	Christopher J. James
Title:	Authorized Person

BTO GP—NQ L.L.C.

By:	/s/ Christopher J. James
Name:	Christopher J. James
Title:	Authorized Person

BLACKSTONE TACTICAL OPPORTUNITIES LR ASSOCIATES (CAYMAN) – NQ LTD.
By: Blackstone Capital Holdings Director L.L.C., its director

By:	/s/ John G. Finley
Name:	John G. Finley
Title:	Chief Legal Officer

BLACKSTONE FAMILY TACTICAL OPPORTUNITIES INVESTMENT PARTNERSHIP III (CAYMAN)—NQ—ESC L.P.
By: BTO GP—NQ L.L.C., its general partner

By:	/s/ Christopher J. James
Name:	Christopher J. James
Title:	Authorized Person

BLACKSTONE HOLDINGS I L.P.
By: Blackstone Holdings I/II GP L.L.C., its general partner

By:	/s/ John G. Finley
Name:	John G. Finley
Title:	Chief Legal Officer

BLACKSTONE HOLDINGS II L.P.
By: Blackstone Holdings I/II GP L.L.C., its general partner

By:	/s/ John G. Finley
Name:	John G. Finley
Title:	Chief Legal Officer

BLACKSTONE HOLDINGS I/II GP L.L.C.

By:	/s/ John G. Finley
Name:	John G. Finley
Title:	Chief Legal Officer

BLACKSTONE HOLDINGS IV L.P.
By: Blackstone Holdings IV GP L.P., its general partner
By: Blackstone Holdings IV GP Management (Delaware) L.P., its general partner
By: Blackstone Holdings IV GP Management L.L.C., its general partner

By:	/s/ John G. Finley
Name:	John G. Finley
Title:	Chief Legal Officer

BLACKSTONE HOLDINGS IV GP L.P.
By: Blackstone Holdings IV GP Management (Delaware) L.P., its general partner
By: Blackstone Holdings IV GP Management L.L.C., its general partner

By:	/s/ John G. Finley
Name:	John G. Finley
Title:	Chief Legal Officer

BLACKSTONE HOLDINGS IV GP MANAGEMENT (DELAWARE) L.P.
By: Blackstone Holdings IV GP Management L.L.C., its general partner

By:	/s/ John G. Finley
Name:	John G. Finley
Title:	Chief Legal Officer

BLACKSTONE HOLDINGS IV GP MANAGEMENT L.L.C.

By:	/s/ John G. Finley
Name:	John G. Finley
Title:	Chief Legal Officer

THE BLACKSTONE GROUP INC.

By:	/s/ John G. Finley
Name:	John G. Finley
Title:	Chief Legal Officer

BLACKSTONE GROUP MANAGEMENT L.L.C.

By:	/s/ John G. Finley
Name:	John G. Finley
Title:	Chief Legal Officer

STEPHEN A. SCHWARZMAN

/s/ Stephen A. Schwarzman